Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

RE:	HEALTH INSURANCE INNOVATIONS, INC.

REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-185596)

February 6, 2013

Dear Mr. Riedler,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as Representatives of the several Underwriters, wish to advise you that in connection with the Registration Statement on Form S-1 filed on December 20, 2012, as amended, the following number of Preliminary Prospectuses dated January 25, 2013 were distributed during the period beginning on January 25, 2013 and through the date hereof:

Preliminary Prospectus dated January 25, 2013

Approximately 2,600 to prospective underwriters, institutional investors, dealers and others

We have been informed by the participating Underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Health Insurance Innovations, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Time on February 7, 2013, or as soon as possible thereafter.

Very truly yours, Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. As Representatives of the several Underwriters CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael Muntner
	Name:	Michael Muntner
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheffield
	Name:	Jennifer Sheffield
	Title:	Managing Director